

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

<u>Via E-Mail</u>
Mr. Paul R. Edick
Chief Executive Officer
Durata Therapeutics, Inc.
89 Headquarters Plaza North, 14th Floor
Morristown, New Jersey 07960

> **Re: Durata Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2012**
> **File No. 333-180280**

Dear Mr. Edick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>FORM S-1</u>

<u>General</u>

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please update the discussion in your prospectus to the most recent date practicable.

4. Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

5. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

6. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 per share and 20% if you price above $10.

Our Market Opportunity
 Overview, page 2

7. We note your reference to overall sales of $1.5 billion for major branded antibiotics including Cubicin, Tygacil and Zyvox. Please clarify whether sales of vancomycin are included in this estimate and whether overall sales were solely related to the treatment of abSSSI. If these sales were not solely related to the treatment of abSSSI, please expand the discussion to clarify what portion of such sales correlates to your target market.

Dalbavancin
Overview, page 2

8.   Here and elsewhere in your prospectus where you discuss the fact that dalbavancin previously completed three other Phase 3 clinical trials, please clarify whether these trials will be relevant to the FDA's consideration of marketing approval for dalbavancin and in all instances make clear that these tests were conducted pursuant to FDA guidelines that are no longer in effect.

9. We note your disclosure that between 2005 and 2007, the FDA issued three approvable letters relating to the NDA for dalbavancin filed in 2004, which NDA was later withdrawn by Pfizer. Please advise us whether there is any relationship between the approvable letters and the three completed Phase 3 clinical trials for dalbavancin. Similarly, please advise us whether the EMA's questions about the approvability of Pfizer's MAA application related to any of the three completed Phase 3 trials that you reference. We may have further comment based on your response.

10. Please expand the discussion to explain the meaning and significance of the terms:
    *   "primary efficacy endpoint of non-inferiority;" and
    *   "pivotal clinical trial."

Differentiating Factors of Dalbavancin, page 3

11. We note your discussion concerning the use of PICC for the administration of vancomycin. Please expand the discussion to explain how Dalbavancin is administered.

Risk Factors

"We may need substantial additional funding…," page 10

12. To the extent possible, please quantify the cost of your currently anticipated research and development activities through completion of Phase 3 for dalbavancin.

13. We note your estimates are based upon deferral of a $25 million milestone payment to Pfizer. Please expand the discussion to explain whether you have an unconditional right to defer this payment by delivering of a promissory note and the effect of exercising this option.

"If we experience delays or difficulties in the enrollment of patients…," page 13

14. Please expand the discussion to indicate whether you have encountered any difficulties in patient enrollment with respect to your two ongoing Phase 3 clinical trials and how these delays have impacted the cost and timing of these trials.

"We expect to depend on collaborations with third parties…," page 19

15. Please expand the discussion to clarify whether and the extent to which you currently have collaboration agreements.

"We rely on third parties to conduct our clinical trials…," page 20

16. Please identify the third party contract research organizations you are reliant upon in this risk factor. In addition, please file your agreements with these organizations as exhibits to the registration statement and describe their material terms in the Business section of the prospectus. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

"If we fail to comply with our obligations in the agreements under which we in-license…," page 22

17. Please expand the discussion to state whether you have filed a regulatory approval application in Japan and, if not, whether you currently believe you will timely file the required application.

"Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights…." Page 24

18. To the extent you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please expand the discussion to describe these problems or claims.

Management's Discussion and Analysis, page 43
Overview

19. Please expand the discussion to quantify the anticipated amount of additional costs associated with a public company.

Critical Accounting Policies and Significant Judgments and Estimates
Accrued Research and Development Expenses, page 46

20. You disclose that you do not expect your estimates to be materially different from the amounts actually incurred. Please revise to disclose how accurate the estimate has been in the past and how much the estimate has changed in the past. Please refer to Section 501.14 of the Financial Reporting Codification added by FR-72.

Share-Based Compensation, page 46

21. We have read your disclosure and have the following comments:
    - Please discuss the significant factors, assumptions, and methodologies used to determine enterprise fair value at each date and the enterprise value allocation method used at each valuation date.
    - You disclose that in 2011 you used a marketable equity value based on the most recent preferred stock financing which you believed to be the most indicative of your value and that the reverse backsolve method was used to estimate the enterprise value of your company. Please describe the reverse backsolve approach to applying the option pricing method, why it was the appropriate method at this stage, and disclose why you believe the most recent preferred stock financing is the best indication of value.
    - Also, you disclose that the most significant preference of the preferred stock holder is the liquidation right. It appears that the liquidation preference of the preferred stock would be less valuable as the likelihood of an initial public offering increases. Please tell us when your board of directors began contemplating your initial public offering and the date you commenced discussions with your underwriter. Discuss how these events impacted your valuations in 2011, including your assumption that the earliest liquidity event will be January 1, 2014.
    - Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

- Please update your schedule of stock options granted to the date of your response to these comments.
- Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.

Business – Overview, page 58

22. Please expand the discussion relative to your various trials to indicate when the specific trial referred to in discussion was completed.

23. Please disclose the meaning and significance of "inter- and intra-observer variability" on page 62.

24. We note that if the Phase 3 clinical trials are successful you intend to submit a NDA in the first half of 2013. Please expand the discussion to indicate the anticipated duration of the FDA approval process.

25. We note your reference to possible advantages of dalbavancin compared to currently available treatments. Please balance the discussion to describe the negative aspects, if any, of your product including cost, resistance issues, and limitations.

Antibiotic Market Overview, page 59

26. Please expand the discussion to indicate the basis for the following statements:
- "More than 95% of all abSSSI is caused by Gram-positive bacteria."
- "… overall sales in excess of $1.5 billion."
- "…the estimated excess cost related to antibiotic resistance is approximately $20 billion annually."
- "… approximately 35 million days of treatment annually for MRSA utilizing intravenous antibiotics, with approximately 75% of these treatments occurring in the hospital setting and the remaining 25% occurring in the out-patient setting."

27. We note your product is designed to treat abSSSI. Please expand the discussion to clarify the extent to which your references to $1.5 billion of annual sales and estimated excess cost of $20 billion related to antibiotic resistance refer to sales or expenses pertaining to the treatment of abSSSI.

Differentiating Factors of Dalbavancin, page 63

28. With respect to the graph at the top of page 64, please disclose the doses of vancomycin that were administered.

Ongoing Phase 3 Clinical Trials, page 65

29. We note you intend to enroll approximately 556 patients in each of the two pending trials. Please expand the discussion to indicate the approximate number of enrollees you currently have in each trial as of the most recent practicable date.

Employees, page 84

30. We note you have 17 employees, including your executive staff, engaged in clinical and business development activities. Please expand your disclosure to describe any consulting agreements, independent contractor arrangements or other means by which you engage personnel to carry out the development of your proposed products. To the extent any of such arrangements are material to your business, please revise the discussion to provide a description of the material terms of each agreement, including, but not limited to, payment provisions, obligations, rights, term and termination provisions. In addition, please file these agreements as exhibits or provide us with a detailed analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statement of Cash flows, page F-6

31. It appears that Pfizer's $6 million refund of the original purchase price in 2011 should be classified as cash flows from investing activities. Please tell us why you disclose $579,000 as the proceeds from the receipt of the contingent receivable in investing activities and $5,421,000 as the change in receivable in operating activities.

(3) Acquisitions, page F-10

32. You identify several key assumptions used to fair value the in-process research and development acquired relating to dalbavancin. Please quantify these assumptions. For example:
   - the period in which material net cash inflows from significant projects are expected to commence;
   - material anticipated changes from historical pricing, margins and expense levels; and,
   - the risk adjusted discount rate applied to the project's cash flows.

33. Further, please explain to us how you accounted for the fair value of the dalbavancin inventory acquired from Pfizer. Also it appears that documentation that supported your position that marketing approval for dalbavancin required more than one new Phase 3clinical trial is a triggering event that could indicate a possible impairment of IPR&D and goodwill. Please disclose the conclusion of your impairment analysis related to this event.

34. With respect to the fair value of the contingent consideration, please provide the disclosures required under paragraphs 2(b) and (e) of ASC 820-10-50. Also explain to us how the changes in fair value that reflect only the passage of time comply with ASC 820.

 (5) Stockholders' Equity and Stock Compensation
(a) Common Stock, page F-12

35. Please tell us and disclose how you determined the fair value of the 500,000 restricted shares.

 (b) Series A Convertible Preferred Stock, page F-12

36. Based on your disclosure it appears that there is an initial conversion price and the conversion price in effect at the time of the conversion. Please disclose how the latter conversion price is determined and the events that make the initial conversion price subject to change.

(9) Income Taxes, page F-16

37. Please revise your disclosure to explain how the value of the acquired IPR&D resulted in a deferred tax liability and how certain deferred tax assets can be recognized up to this amount. Include a schedule of your deferred tax assets and liabilities as required by ASC 740-10-50-2 and disclose the expiration dates of your net operating loss carryforwards as required by ASC 740-10-50-3.   Disclose a reconciliation of the tax expense (benefit) using statutory rates to the amount of reported income tax expense (benefit) as required by ASC 740-10-50-12.

Exhibits

38. We note exhibits 3.3 and 3.4 are "forms of "exhibits. Please tell us when you anticipate filing the actual documents currently reflected as "forms of."

39. Please file the executive management employment agreements as exhibits.

40. Please file your pre-IPO incentive plan and the 2012 stock incentive plan as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Mr. Paul R. Edick
Durata Therapeutics, Inc.
April 18, 2012
Page 8

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Donald Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Branch Chief, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Andrew E. Nagel, Esq.
    Wilmer Cutler Pickering Hale and Dorr LLP
    399 Park Avenue
    New York, New York 10022